                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                       ----------------------------------

                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                  For the fiscal year ended December 31, 1997.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _______ to ______.

         Commission file number 1-2299

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Applied Industrial Technologies, Inc.
                           Supplemental Defined Contribution Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Applied Industrial Technologies, Inc.
                           One Applied Plaza
                           Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)
-----------------------------------

                                                             Page No.
         (a)      Financial Statements                   (in this Report)
                  --------------------                   ----------------
                  Independent Auditors' Report                  5
                  Statement of Net Assets Available             6
                           for Benefits --
                           December 31, 1997 and 1996
                  Statement of Changes in Net Assets            7
                           Available for Benefits --
                           Year Ended December 31, 1997
                  Statement of Changes in Net Assets
                           Available for Benefits
                           Year Ended December 31, 1996         8
                  Notes to Financial Statements --              9
                           Years Ended December 31,
                           1997 and 1996

         (b)      Exhibit(s)
                  ----------

                  Independent Auditors' Consent                13


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                             APPLIED INDUSTRIAL TECHNOLOGIES,
                             INC. RETIREMENT
                             SAVINGS PLAN

                             By:   Applied Industrial
                             Technologies, Inc., as Plan
                             Administrator

                             By:   /s/ John C. Dannemiller
                                 --------------------------------------
                                 Signature

                             John C. Dannemiller
                             ------------------------------------------
                             Printed Name

                             Chairman, Chief Executive Officer & President
                             Title

Date:     March 26, 1998

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

Financial Statements
For the Years Ended
December 31, 1997 and 1996,
And Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                    PAGE

INDEPENDENT AUDITORS' REPORT                                          1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
  AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits                     2

  Statements of Changes in Net Assets Available
    for Benefits
                                                                    3 - 4

  Notes to Financial Statements                                     5 - 8

                       [DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT


Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Cleveland, Ohio
March 16, 1998

APPLIED INDUSTRIAL TECHNOLOGIES, INC. SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
================================================================================

                                              --------------------------------------------SUPPLEMENTAL INFORMATION BY FUND----------
                                               COMPANY                      AMERICAN        INCOME         HANCOCK       AMERICAN
                                                STOCK         FIDELITY     FUNDAMENTAL      FUND OF         EQUITY      EUROPACIFIC
DECEMBER 31, 1997                                FUND          GROWTH       INVESTORS       AMERICA          FUND         GROWTH

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                          $  186,795
    Investment funds                               5,758     $  325,794     $  227,685     $  164,289     $  157,060     $  146,937
                                              ----------     ----------     ----------     ----------     ----------     ----------


NET ASSETS AVAILABLE FOR BENEFITS             $  192,553     $  325,794     $  227,685     $  164,289     $  157,060     $  146,937
                                              ==========     ==========     ==========     ==========     ==========     ==========


DECEMBER 31, 1996

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                          $   70,747
    Investment funds                               5,763     $  170,744     $  119,758     $   90,321     $   80,763     $   72,287
                                              ----------     ----------     ----------     ----------     ----------     ----------
         Total investments                        76,510        170,744        119,758         90,321         80,763         72,287
  Receivables - Other                                 17          1,393
                                              ----------     ----------     ----------     ----------     ----------     ----------
          Total assets                            76,527        172,137        119,758         90,321         80,763         72,287

LIABILITIES:
  Accrued administrative expenses and
    other liabilities                              3,229          2,920          1,100            855            733            672
                                              ----------     ----------     ----------     ----------     ----------     ----------


NET ASSETS AVAILABLE FOR BENEFITS             $   73,298     $  169,217     $  118,658     $   89,466     $   80,030     $   71,615
                                              ==========     ==========     ==========     ==========     ==========     ==========

                                               -----------------------------
                                                     BOND         FINANCIAL
                                                    FUND OF       RESERVES
DECEMBER 31, 1997                                   AMERICA          FUND         TOTAL

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                                                             $  186,795
    Investment funds                               $   55,370     $   33,873      1,116,766
                                                   ----------     ----------     ----------


NET ASSETS AVAILABLE FOR BENEFITS                  $   55,370     $   33,873     $1,303,561
                                                   ==========     ==========     ==========


DECEMBER 31, 1996

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                                                             $   70,747
    Investment funds                               $   34,692     $   28,821        603,149
                                                   ----------     ----------     ----------
         Total investments                             34,692         28,821        673,896
  Receivables - Other                                     303                         1,713
                                                   ----------     ----------     ----------
          Total assets                                 34,995         28,821        675,609

LIABILITIES:
  Accrued administrative expenses and
    other liabilities                                     608            240         10,357
                                                   ----------     ----------     ----------


NET ASSETS AVAILABLE FOR BENEFITS                  $   34,387     $   28,581     $  665,252
                                                   ==========     ==========     ==========


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
================================================================================

                                                      -----------------------------------------SUPPLEMENTAL INFORMATION BY FUND--
                                                        COMPANY                      AMERICAN        INCOME           HANCOCK
                                                         STOCK        FIDELITY      FUNDAMENTAL      FUND OF          EQUITY
                                                         FUND          GROWTH        INVESTORS       AMERICA           FUND

ADDITIONS:
  Contributions:
    Employees                                         $   51,065     $  126,959      $   72,878     $   55,289      $   66,671
    Employer                                              27,257
  Investment income                                        2,848         35,809          24,881         18,244
  Net appreciation in market value of investments         37,146         14,003          13,563          6,965          10,947
                                                      ----------     ----------      ----------     ----------      ----------

      Total additions                                    118,316        176,771         111,322         80,498          77,618

DEDUCTIONS:
  Distributions to participants                            1,149          4,952           1,486          2,181
  Net depreciation in market value of investments
  Administrative expenses                                  2,420          1,112           1,109            427             654
                                                      ----------     ----------      ----------     ----------      ----------

      Total deductions                                     3,569          6,064           2,595          2,608             654

INTERFUND TRANSFERS                                        4,508        (14,130)            300         (3,067)             66
                                                      ----------     ----------      ----------     ----------      ----------

INCREASE IN NET ASSETS
  FOR THE YEAR                                           119,255        156,577         109,027         74,823          77,030

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1997                                         73,298        169,217         118,658         89,466          80,030
                                                      ----------     ----------      ----------     ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1997                                   $  192,553     $  325,794      $  227,685     $  164,289      $  157,060
                                                      ==========     ==========      ==========     ==========      ==========

                                                    ------------------------------------------
                                                       AMERICAN        BOND         FINANCIAL
                                                      EUROPACIFIC     FUND OF        RESERVES
                                                        GROWTH        AMERICA          FUND           TOTAL

ADDITIONS:
  Contributions:
    Employees                                         $   59,772     $   17,547     $   14,062     $  464,243
    Employer                                                                                       $   27,257
  Investment income                                       11,315          3,080                        96,177
  Net appreciation in market value of investments                           813          1,945         85,382
                                                      ----------     ----------     ----------     ----------

      Total additions                                     71,087         21,440         16,007        673,059

DEDUCTIONS:
  Distributions to participants                              712          2,052         11,701         24,233
  Net depreciation in market value of investments          3,748                                        3,748
  Administrative expenses                                    851            115             81          6,769
                                                      ----------     ----------     ----------     ----------

      Total deductions                                     5,311          2,167         11,782         34,750

INTERFUND TRANSFERS                                        9,546          1,710          1,067
                                                      ----------     ----------     ----------     ----------

INCREASE IN NET ASSETS
  FOR THE YEAR                                            75,322         20,983          5,292        638,309

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1997                                         71,615         34,387         28,581        665,252
                                                      ----------     ----------     ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1997                                   $  146,937     $   55,370     $   33,873     $1,303,561
                                                      ==========     ==========     ==========     ==========


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
================================================================================

                                                      -----------------------------------------SUPPLEMENTAL INFORMATION BY FUND--
                                                        COMPANY                      AMERICAN        INCOME           HANCOCK
                                                         STOCK        FIDELITY      FUNDAMENTAL      FUND OF          EQUITY
                                                         FUND          GROWTH        INVESTORS       AMERICA           FUND

ADDITIONS:
  Contributions:
    Employees                                                        $  141,710      $   83,512     $   71,542      $   82,706
    Employer:
      Cash                                            $    1,937
      Applied Industrial Technologies, Inc.
       common stock                                       72,246
      Transfer from the King Bearings, Inc. Serp Plan      3,826         23,632          26,045         18,555           5,466
  Investment income                                        1,234          1,386             912          2,615            (262)
  Net appreciation in market value of investments                         9,073          10,560          4,332             759
                                                      ----------     ----------      ----------     ----------      ----------

      Total additions                                     79,243        175,801         121,029         97,044          88,669

DEDUCTIONS:
  Distributions to participants                              214          1,224           3,696          4,999             657
  Net depreciation in market value of investments          3,230
  Administrative expenses                                    711          1,640           1,180            918             791
                                                      ----------     ----------      ----------     ----------      ----------

      Total deductions                                     4,155          2,864           4,876          5,917           1,448

INTERFUND TRANSFERS                                       (1,790)        (3,720)          2,505         (1,661)         (7,191)
                                                      ----------     ----------      ----------     ----------      ----------

INCREASE IN NET ASSETS
  FOR THE YEAR                                            73,298        169,217         118,658         89,466          80,030

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1996
                                                      ----------     ----------      ----------     ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                                   $   73,298     $  169,217      $  118,658     $   89,466      $   80,030
                                                      ==========     ==========      ==========     ==========      ==========

                                                    ------------------------------------------
                                                       AMERICAN        BOND         FINANCIAL
                                                      EUROPACIFIC     FUND OF        RESERVES
                                                        GROWTH        AMERICA          FUND           TOTAL

ADDITIONS:
  Contributions:
    Employees                                          $   62,551     $   28,814     $   16,566     $  487,401
    Employer:
      Cash                                                                                               1,937
      Applied Industrial Technologies, Inc.
       common stock                                                                                     72,246
      Transfer from the King Bearings, Inc. Serp Plan       5,466          3,826                        86,816
  Investment income                                           978          1,350                         8,213
  Net appreciation in market value of investments           5,143            351            448         30,666
                                                       ----------     ----------     ----------     ----------

      Total additions                                      74,138         34,341         17,014        687,279

DEDUCTIONS:
  Distributions to participants                               504            965                        12,259
  Net depreciation in market value of investments                                                        3,230
  Administrative expenses                                     724            334            240          6,538
                                                       ----------     ----------     ----------     ----------

      Total deductions                                      1,228          1,299            240         22,027

INTERFUND TRANSFERS                                        (1,295)         1,345         11,807
                                                       ----------     ----------     ----------     ----------

INCREASE IN NET ASSETS
  FOR THE YEAR                                             71,615         34,387         28,581        665,252

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1996
                                                       ----------     ----------     ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                                    $   71,615     $   34,387     $   28,581     $  665,252
                                                       ==========     ==========     ==========     ==========


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its Subsidiaries (the "Company") effective January 1, 1996, for the benefit of a select group of management or highly compensated employees. This is a non- qualified Plan and is subject to the claims of creditors in the case of bankruptcy of Applied Industrial Technologies, Inc.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making employee and employer contributions to the Trustee, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with that participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPATION AND CONTRIBUTIONS - Participation in the Plan is limited to select management or highly compensated employees of the Company and whose contributions under the Applied Industrial Technologies, Inc. Retirement Savings Plan are limited.

         Eligible employees elect to make contributions to the Plan. There are no limits to the amount they can contribute. Participants may elect to transfer excess contributions from the Retirement Savings Plan. Supplemental Matching Contributions are equal to the amount that matching Contributions under the Retirement Savings Plan are limited each year due to the requirements of the provisions of Sections 401(k) and 401(m) of the Internal Revenue Code.

         Supplemental Matching Contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock.

         Contributions are excluded from participant's taxable income until such amounts are received by them as a distribution from the Plan.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their Supplemental 401(k) Contributions in 5% increments in the Plan's Financial Reserves Fund, American Fundamental Investors Fund, Fidelity Growth Fund, American EuroPacific Growth Fund,

         Income Fund of America, Bond Fund of America, Hancock Equity Fund, or the Company Stock Fund. All Supplemental Matching Contributions are invested in the Company Stock Fund. Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 5% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all Supplemental Salary Savings Contributions and earnings thereon. However, all assets in the Plan are subject to the claims of creditors in the case of bankruptcy of Applied Industrial Technologies, Inc. Participants vest in Supplemental Matching Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Supplemental Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company.

         Forfeitures of nonvested amounts are applied to reduce future Supplemental Matching Contributions. There were no forfeitures in 1997 or 1996.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Matching Employer Contributions and Profit Sharing Contributions made on their behalf.


2.       DESCRIPTION OF THE SEPARATE FUNDS

         The Plan's investment options provide for eight separate investment funds. The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions, as directed by the participant, in one or more of the following funds:

  - Company Stock Fund consists of investments in the common stock of Applied Industrial Technologies, Inc. and temporary investments in the Trustee's EB Money Market Fund.

  - The Financial Reserves Fund consists of units of the Trustee's PRISM Victory Reserve Fund, which invests in high quality U.S. dollar denominated money market instruments with the objective of maintaining a stable share price.

  - The American Fundamental Investors Fund consists of shares of Fundamental Investors, Inc. common stock, which invest in mature stocks designed with the objective of growth from price appreciation and income from dividends.

  - The Fidelity Growth Fund consists of shares of Advisors Institutional Equity Growth Fund, which invests in stocks with the objective of capital appreciation.

  - Hancock Equity Fund consists of shares of John Hancock Special Equity Fund which invests in stocks of emerging growth companies.

  - The American EuroPacific Growth Fund consists of shares of the EuroPacific Growth Fund, which invests in stocks from companies located outside the U. S. with the objective of capital appreciation.

  - The Income Fund of America Fund consists of shares of Income Fund of America, which invests in stocks and bonds with the objective of maximizing current income from dividends and interest.

  - The Bond Fund of America Fund consists of shares of the Bond Fund of America, which invests in government and corporate bonds.

         Company Supplemental Matching Contributions are invested in the Company Stock Fund which consists of investments in the common stock of Applied Industrial Technologies, Inc., limited to a maximum of one million shares, and temporary investments in the Trustee's EB Money Market Fund.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

         USE OF ESTIMATES - In preparing the financial statement in conformity with generally accepted accounting principles, the Plan's administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing price for each of the funds or quoted market prices.

         BENEFITS PAYABLE - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Certain administrative expenses of the Plan are paid by the Plan including trustee fees paid to the Plan Trustee. The Company pays other administrative costs of the Plan, including the salaries, benefits and other costs of Company employees involved in administering the Plan and income taxes on investment earnings.

4.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments exceeding 5% of net assets available for benefits as of December 31, 1997 and 1996, respectively, were as follows:


                                        Description of
                                          Investment                                1997              1996


                     Applied Industrial Technologies, Inc. Common Stock              $186,795           $70,747

                     Advisors Institutional Equity Growth Fund                        325,794           170,744

                     American Fundamental Investors, Inc.                             227,685           119,758

                     Income Fund of America                                           164,289            90,321

                     John Hancock Special Equity Fund                                 157,060            80,763

                     American EuroPacific Growth Fund                                 146,937            72,287


                     Bond Fund of America                                              55,370            34,692



5.        TRANSFER FROM KING BEARING, INC. SERP PLAN

         In October 1996, the King Bearing, Inc. SERP Plan was merged into the Plan. Net assets totaling $86,816 were transferred to the Plan in 1996.



                                     ******